UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Redwire Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75776W 103

(CUSIP Number)

AE Red Holdings, LLC

6700 Broken Sound Parkway NW

Boca Raton, FL 33487

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert M. Hayward, P.C.

Alexander M. Schwartz

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

May 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Red Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 38,630,339 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 38,630,339 (1)
(11)	Aggregate amount beneficially owned by each reporting person 38,630,339 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.2% (2)
(14)	Type of reporting person (see instructions) OO

1.	Represents (i) 36,597,444 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock (“Warrants”) and (iii) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 10,579,833 shares of Common Stock issuable upon the conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and (iii) 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,683,562 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,683,562 (1)
(11)	Aggregate amount beneficially owned by each reporting person 45,683,562 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.4% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,597,444 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 7,053,223 shares of Common Stock issuable upon conversion of 21,512.33 shares of Series A Convertible Preferred Stock and (iv) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, 10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons Michael Robert Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,210,172 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,210,172 (1)
(11)	Aggregate amount beneficially owned by each reporting person 49,210,172 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.0% (2)
(14)	Type of reporting person (see instructions) IN

1.	Represents (i) 36,597,444 shares of Common Stock, (2) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants,(iii) 10,579,833 shares of Common Stock issuable upon conversion of 32,268.49 shares of Series A Convertible Preferred Stock and (iv) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants,10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons David H Rowe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,210,172 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,210,172 (1)
(11)	Aggregate amount beneficially owned by each reporting person 49,210,172 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.0% (2)
(14)	Type of reporting person (see instructions) IN

1.	Represents (i) 36,597,444 shares of Common Stock, (2) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 10,579,833 shares of Common Stock issuable upon conversion of 32,268.49 shares of Series A Convertible Preferred Stock and (iv) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants,10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-B, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 38,640,919 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 38,640,919 (1)
(11)	Aggregate amount beneficially owned by each reporting person 38,640,919 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.3% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,597,444 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 10,580 shares of Common Stock issuable upon conversion of 32.27 shares of Series A Convertible Preferred Stock and (iv) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants,10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 42,923,988 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 42,923,988 (1)
(11)	Aggregate amount beneficially owned by each reporting person 42,923,988 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 55.8% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,597,444 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants,(iii) 4,293,649 shares of Common Stock issuable upon conversion of 13,095.63 shares of Series A Convertible Preferred Stock and (iv) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, 10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 41,379,332 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 41,379,332 (1)
(11)	Aggregate amount beneficially owned by each reporting person 41,379,332 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 53.8% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 36,597,444 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 2,748,993 shares of Common Stock issuable upon conversion of 8,384.43 shares of Series A Convertible Preferred Stock and (iv) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, 10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Structured Solutions I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,526,610 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,526,610 (1)
(11)	Aggregate amount beneficially owned by each reporting person 3,526,610 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.6% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents 3,526,610 shares of Common Stock issuable upon conversion of 10,756.16 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, 10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Structured Solutions I GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,526,610 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,526,610 (1)
(11)	Aggregate amount beneficially owned by each reporting person 3,526,610 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.6% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents 3,526,610 shares of Common Stock issuable upon conversion of 10,756.16 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, 10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

CUSIP No.: 75776W 103

(1)	Names of reporting persons Aeroequity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,210,172 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,210,172 (1)
(11)	Aggregate amount beneficially owned by each reporting person 49,210,172 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.0% (2)
(14)	Type of reporting person (see instructions) OO

1.	Represents (i) 36,597,444 shares of Common Stock, (2) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 10,579,833 shares of Common Stock issuable upon conversion of 32,268.49 shares of Series A Convertible Preferred Stock and (iv) 32,895 shares of Common Stock issuable in respect of restricted stock units vesting on May 26, 2023.

2.	Calculation is based upon 64,280,631 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023, as reported on the Issuer’s most recent Form 10-Q, filed on May 12, 2023 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, 10,579,833 shares of Common Stock issuable upon conversion of the 32,268.49 shares of Series A Convertible Preferred Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units.

Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022 and Amendment No. 2 filed on November 10, 2022 (collectively, the “Existing 13D”), is hereby amended in this Amendment No. 3 as set forth below (the “Amendment”). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to shares of the Company’s Common Stock, par value $0.0001 per share and Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”) and reflects, among other things, (i) a reduction in reported beneficial ownership due to sales of Common Stock made by the Reporting Persons in open market transactions, (ii) shares of Common Stock issued to Kirk Konert in his capacity as a director of the Issuer that Mr. Konert has agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP and (iii) the issuance of dividends that were paid-in-kind (“PIK Dividend”) on the Issuer's Series A Convertible Preferred Stock.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Existing 13D are hereby amended and restated in their entirety:

(a) The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 3 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 76,893,359 shares of Common Stock outstanding, based on (i) 64,280,631 shares of Common Stock outstanding as of May 5, 2023, as reflected in the Issuer’s most recent Form 10-Q for the quarterly period ended March 31, 2023, (ii) 12,579,833 shares of Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Series A Preferred Stock beneficially owned by the Reporting Persons and (iii) 32,895 shares of Common Stock issuable in respect of restricted stock units.

Holdings is the direct beneficial owner of 36,584,944 shares of Common Stock and 2,000,000 warrants, each to acquire one share of Common Stock (“Warrants”) and indirect beneficial owner of 12,500 shares of Common Stock and 32,985 shares of Common Stock issuable in respect of restricted stock units, each held by AE Industrial Partners LP, a wholly-owned indirect subsidiary of Holdings.

AE Fund II LP is the indirect beneficial owner of 36,584,944 shares of Common Stock and the direct beneficial owner of 21,512.33 shares of Convertible Series A Preferred Stock which are convertible into 7,053,223 shares of Common Stock, based on $1,000 per share initial value and an initial conversion price of $3.05 (the “Conversion Method”).

AE Solutions I is the direct beneficial owner of 10,756.16 shares of Convertible Series A Preferred Stock, which is convertible into 3,526,610 shares of Common Stock, based on the Conversion Method.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the shares of Common Stock, Warrants and shares Convertible Series A Preferred Stock directly held by each of Holdings, AE Fund II LP and AE Solutions I and (ii) 12,500 shares of Common Stock and 32,895 shares of Common Stock issuable in respect of restricted stock units, each directly held by AE Industrial Partners LP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 49,210,172 shares of Common Stock or 64.1% of the Issuer’s Common Stock.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 49,210,172 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) On May 1, 2023, the Company issued shares of Series A Preferred Stock to the Reporting Persons as a PIK Dividend. The Reporting Persons received 2,268.49 of these shares in the aggregate, as set forth on Schedule A annexed hereto. Schedule B annexed hereto lists all transactions by the Reporting Persons in the Common Stock during the past sixty (60) days. All of such transactions were effected in the open market.

Item 7. Material to be Filed as Exhibits

Item 7 of the Existing 13D is hereby amended to include the following exhibits at the end thereof:

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of November 9, 2022 (incorporated by reference to Exhibit 1 to the Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 10, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2023

AE RED HOLDINGS, LLC

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	President and Secretary

AE INDUSTRIAL PARTNERS FUND II GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AEROEQUITY GP, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II-A, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II-B, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

By:	/s/ Michael Greene
Name:	Michael Greene

By:	/s/ David H. Rowe
Name:	David H. Rowe

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP

By: AE Industrial Partners Structured Solutions I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

SCHEDULE A

Series A Preferred Stock PIK Dividend

Reporting Person	Amount of Shares of Series A Preferred
AE INDUSTRIAL PARTNERS FUND II L.P.	920.63
AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, L.P.	756.16
AE INDUSTRIAL PARTNERS FUND II-A LP	589.43
AE INDUSTRIAL PARTNERS FUND II-B LP	2.27

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold	Price per Share ($) [1]		Date of Purchase / Sale
35,887	3.02	[2]	5/10/2023
22,393	2.92	[3]	5/11/2023
243,162	2.85	[4]	5/12/2023
51,256	2.66	[5]	5/15/2023
66,537	2.60	[6]	5/16/2023
59,719	2.68	[7]	5/17/2023
50,436	2.74	[8]	5/18/2023
39,353	2.62	[9]	5/19/2023
46,313	2.58	[10]	5/22/2023

1 The prices reported in this column are a weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price such shares were sold.

2 These shares were sold in multiple transactions at prices ranging from $2.94 to $3.11, inclusive.

3 These shares were sold in multiple transactions at prices ranging from $2.84 to $3.10, inclusive.

4 These shares were sold in multiple transactions at prices ranging from $2.66 to $3.03, inclusive.

5 These shares were sold in multiple transactions at prices ranging from $2.59 to $2.76, inclusive.

6 These shares were sold in multiple transactions at prices ranging from $2.56 to $2.66, inclusive.

7 These shares were sold in multiple transactions at prices ranging from $2.57 to $2.72, inclusive.

8 These shares were sold in multiple transactions at prices ranging from $2.67 to $2.78, inclusive.

9 These shares were sold in multiple transactions at prices ranging from $2.56 to $2.76, inclusive.

10 These shares were sold in multiple transactions at prices ranging from $2.50 to $2.68, inclusive.